UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

INTELLIGENT SYSTEMS CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

45816D100

(CUSIP Number of Class of Securities)

Bonnie L. Herron
Vice President, Chief Financial Officer and Secretary
Intelligent Systems Corporation
4355 Shackleford Road
Norcross, GA 30093
(770) 381-2900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Larry D. Ledbetter, Esq.
Ledbetter Wanamaker Glass LLP
1201 Peachtree Street, Suite 1501
Atlanta, GA 30361
(404) 835-9503

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$5,000,000	$581

(1)

The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $5,000,000 in aggregate of up to 1,960,784 shares of common stock, par value $0.01 per share, at the minimum tender offer price of $2.55 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $581     Filing Party: Intelligent Systems Corporation

Form or Registration No.: SC TO-1     Date Filed: April 22, 2015

□	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

□     third-party tender offer subject to Rule 14d-1.

[x]     issuer tender offer subject to Rule 13e-4.

□     going-private transaction subject to Rule 13e-3.

□     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

□     Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

□     Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by Intelligent Systems Corporation, a Georgia corporation (the “Company”), on April 22, 2015 (the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to $5,000,000 in value of shares of its common stock, par value $0.01 per share (the “Shares”), at a price of not less than $2.55 nor greater than $3.00 per share upon the terms and subject to the conditions described in the Offer to Purchase, dated April 22, 2015 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the Letter of Transmittal

Item 11.      Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following at the end thereof:

“The Tender Offer expired at 12:00 Midnight, New York City time, on May 19, 2015. Based on a preliminary count we have been advised by the depositary that 230,729 shares of our common stock (including shares of common stock delivered pursuant to guaranteed deliveries) were tendered and not withdrawn. In accordance with the terms of the Tender Offer we expect to purchase up to 230,729 shares at a purchase price of $3.00 per share. On May 20, 2015 we issued a press release announcing the preliminary results of the Tender Offer. A copy of the press release is filed as Exhibit (a)(5)(ii) to this Schedule TO and is incorporated herein by reference.”

Item 12.      Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(5)(ii)	Press Release issued by Intelligent Systems Corporation on May 20, 2015

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2015	INTELLIGENT SYSTEMS CORPORATION

	By:	/s/ Bonnie L. Herron
Name: Bonnie L. Herron
Title: Vice President, Chief Financial Officer & Secretary